

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Via E-Mail

David W. Ghegan
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 3000
Atlanta, GA 30308

> **Re:** **Liberty Tax, Inc.**
> **Schedule TO-I/A filed on August 27, 2019**
> **Response letter dated August 30, 2019**
> **File No. 1-35588**

Dear Mr. Ghegan:

The Office of Mergers and Acquisitions has the following comments on your response letter dated August 30, 2019, which responded to our prior comment letter dated August 6, 2019:

Response to Comment 5

1. We note your response to prior comment 5. However, it is unclear how you concluded that the sale (private placement) of up to $40,000,000 of common shares of Liberty Tax Inc. (TAXA) to Tributum L.P. does not involve the use of any "special selling efforts or selling methods" that distinguishes it from an ordinary trading transaction. In support of your conclusion, please provide us your analysis of relevant legal authority regarding a similar private placement-negotiated backstop liquidity facility (i.e., regardless of whether or not it was independently negotiated). Also, assuming there is a "distribution" for purposes of Regulation M, please expand your response to prior comment 5 to tell us how the (announcement and) purchase of shares under the tender offer is structured so as not to occur during the applicable Regulation M "restricted period(s)" for the sale of shares under the post-closing subscription agreement between Liberty Tax Inc. and Tributum L.P.

Response to Comment 6; Background of the Offer, page 21

2. We note your proposed new disclosure that "Party C's response led the Transaction Committee to conclude that Party C's valuation of Liberty would be similar to the range proposed by Party B and, in any event, less than $12.00 per share." Explain how Party

C's response led the Transaction Committee to that conclusion and why it decided not to pursue negotiations with Party C to confirm.

Response to Comment 8; Opinion of the Advisor to the Special Committee, page 35

3. Summarize the assumptions underlying the projections included in Appendix I, including the assumptions as to "certain business decisions" that form the basis for the forecasted information.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions